PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com



22nd September 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Interim Report for the period ended 30 June 2003.

Yours faithfully,

PETER HAMBRO MINING PLC

By: 
/SAMOKUVALOVA A.I. IR OFICER

dlw 9/25



PETER HAMBRO MINING PLC

Interim Report for the period ended 30 June 2003

Highlights

	Six months to 30 June 2003 (US$'000)	Six months to 30 June 2002 (US$'000)
Gold Produced (thousand ounces)	**47.7**	23.6
Gross turnover	**16,713**	7,022
Total cash flow from operating activities	**2,034**	(831)
Net profit after tax & minorities	**2,656**	1,132
Earnings per share	**US$0.050**	US$0.044

	at 30 June 2003	at 31 Dec 2002
Net assets	**108,529**	48,611

OPERATIONS

- Gold production increased to 47.7 thousand ounces compared with 23.6 thousand ounces in the same period last year, a rise of 102%
- Mining and processing are both operating at budget capacity and are expected to meet forecasts

EXPLORATION

Pokrovskiy

- Identification at Molodeznoye of a continued high grade area (22.5g/t for 9.8 metres and 53.3g/t for 6.8 metres) adjacent to existing pit. These grades suggest that the high grade ore processed in the early years of production at Pokrovskiy can be continued in 2004

Pioneer

- Continuation of high grade results from exploration at Bahmut and Apophysis 1 (grades of 17.5g/t for 35 metres and 7.4g/t for 5.9 metres)
- Preparation of a production plan for 2004 mining at Apophysis 1
- Confirmation of six new large ore bodies on the flanks of Pioneer, including 'Geophysiskaya' with a 1,000 metres strike

Tokur

- Acquisition completed at a total forecast of US$4.50/ounce of resources
- Start of Tokur evaluation at Razlomnii and the eastern flank
- Exploration continues as planned

ACQUISITION OF NEW EXPLORATION LICENCES

- Voroshilovskoe deposit and the area surrounding the Malomir deposit with P category resources of more than 3 million ounces

JOINT VENTURES

- Omchak joint venture with Susumanzoloto
- New Rudnoe exploration joint venture in Amur Region

CORPORATE AFFAIRS

- Secondary offering of shares raising c.US$25.8 million
- Refinancing Sberbank debt
- New Independent Director – Mr. Peter Hill-Wood

PETER HAMBRO MINING PLC ON THE WEB

Information about PETER HAMBRO MINING PLC is available on the Group's website at www.peterhambro.com
Many of the company's publications may be downloaded in their entirety including the Group's 2003 Half Year Results.

Chairman's Statement

London 22 September 2003

It gives me pleasure to report to you on the first six months of your company's financial year and to attach an operations and exploration report for the period.

With gold production of over 47 thousand ounces, compared to 23.6 thousand for the comparable cold period last year, these six months have begun to show the production capability of the new plant. The increase in profit verses the comparable six months is encouraging, and puts us in a good position for what is normally the stronger second half of the year. The Pokrovskiy Rudnik team deserve congratulations on this.

Costs in the early months were higher than planned – largely because of the commissioning of the new plant – but I am pleased to note these have improved significantly as the period progressed and July and August saw them reach expected levels.

Exploration has proceeded well, in spite of very heavy rains, and both the newly identified high grade area at Pokrovskiy and the early mining plans for Pioneer are significant for our production in 2004.

It is also good to see the Group's earlier geophysical forecasted resources being confirmed by drilling and trenching exploration. Six new large ore bodies, including the 1,000 metres "Geophysiskaya", have been identified and our Chief Geologist considers that confirmation of these on the flanks of the Pioneer deposit is the most important result of the exploration. A full up-date of the Reserves and Resources will be made available with the year end results.

Acquisition of the Tokur deposit has been completed, subject to performance retentions, and exploration work is planned both on the deposit itself and on its eastern flank.

We won the tenders for explorations licences for the Malomir surround and the Voroshilovskoye deposit near our Tokur deposit. This presents us with useful growth potential for the company's resource base.

Although the principal purpose of the Omchak joint venture with Susumanzoloto – the acquisition of Matrosov - was not successful, the strategic alliance with this Magadan group holds great promise. It has also proved to be a good model for the new Rudnoe joint venture which will help us to consolidate our position in the Amur Region.

Our venture into titanium pigment production is showing promise and your board is actively pursuing ways for shareholders to acquire a direct interest in this business.

Our ADR programme has enabled us to attract new shareholders from North America and the refinancing of our Sberbank debt lowers the Group's financing costs on the debt.

I welcome Peter Hill-Wood to the board and look forward to receiving the benefit of his counsel.

Pokrovskiy Rudnik is now operating at its planned capacity both from a mining and processing point of view, I look forward to the rest of the financial year with confidence.



Peter Hambro
Executive Chairman

Operations Report
six months to 30 June 2003

MINING OPERATIONS
Pokrovskiy Rudnik operates on the basis of an annual mining plan that, once settled by the company, is ratified by the Russian Mining Authorities. Mining operations for the half year to 30 June 2003 have conformed to this.

The salient statistics for the period are as follows: –

Production figures for JSCP

MINING	Units	**6 months to 30 June 2003**	**6 months to 30 June 2002**	Change (Yr-on-Yr %)
Total material moved	cubic metres '000	1,950	1,636	119%
Ore mined	tonnes '000	451	645	70%
Grade	g/t	3.1	4.4	70%
Gold content	oz '000	44.7	90.2	50%
Including economic ore	000 t	253	370	68%
Grade	g/t	4.2	5.7	74%
Gold content	oz '000	34.4	67.9	51%

The Glavnoe, Zeiskoe and Novoe deposits now all form part of the main pit. The merging of Pokrovskiy's three main ore bodies into a single pit will increase production in the future but has resulted in an increased stripping ratio for the period. Accordingly, during the period, some gold production has been derived from the stockpile of ore previously treated on the heap-leach. It is expected that improved pit design should aid production and enable more thorough grade-control.

The Pokrovskiy mining team has already successfully achieved the more exact levels of grade-control required for processing ore for both the new Resin-In-Pulp plant and the Heap-Leach operations. Inspections of stockpiles (heap-leach tails and sub economic ore from previous years) further improved grade control from the stockpiled ore and subsequently provided more efficient processing and blending of the inspected ores. The operations were also the subject of a production optimisation study.

Significant work on mine excavation, transportation fleets and pit design has allowed a 15% increase in in-pit production versus the same period last year.

GOLD PRODUCTION
Resin-in-Pulp plant
The start-up period of the Resin-in-Pulp plant ("RIP") encountered some teething problems. The key issue related to the depletion rate of the SAG mill liners which was somewhat higher than planned. Time spent on replacement of the liner sets led to a longer than expected idle time for the mill circuit and reduced the plant productivity.

For the 1st half of 2003 the RIP mill mechanical availability rate was around 88% vs. the 95% forecast for the period. However, since May 15 2003, the RIP plant has operated at almost full capacity rates, milling 2,700 tonnes per day, and is currently operating according to design specifications. During June 2003 the plant averaged 2,697 tonnes per day with the rate of mill mechanical availability at 99%.

Operations Report continued

six months to 30 June 2003

The key production statistics for gold at Pokrovskiy Rudnik were as follows:–

Production figures for JSCP

PLANT	Units	**6 months to 30 June 2003**	**6 months to 30 June 2002**	Change (Yr-on-Yr %)
Milling	t/day	2,397	2,011*	119%
Ore from the pit	000 t	234		n/a
Grade	g/t	4.3		n/a
Gold content	oz '000	32.5		n/a
Ore from the stockpiles	000 t	128		n/a
Grade	g/t	3.3		n/a
Gold content	oz '000	13.5		n/a
Total processed	000 t	362		n/a
Grade	g/t	3.9		n/a
Gold content	oz '000	45.9		n/a
Recovery	%	90%		n/a
Gold recovered	oz '000	41.5		n/a

* For the period October to December 2002

HEAP-LEACH OPERATIONS	Units	6 months to 30 June 2003	6 months to 30 June 2002	Change (Yr-on-Yr %)
Processed daily	t/day	3,859	3,750	103%
Ore to the heap	000 t	351	341	103%
Grade	g/t	2.1	5.8	36%
Gold content	oz '000	23.4	64.0	37%
Recovery	%	26%	37%	71%
Gold recovered	oz '000	6.1	23.6	26%
TOTAL GOLD RECOVERED	oz '000	47.7	23.6	202%

For the half year 362,000 tonnes were processed in the RIP plant with an average grade of 3.9 g/t and 41.5 thousand ounces of gold recovered, with a recovery rate of 90.4%. Average processing by the plant was 2,397 tonnes per day, a 20% increase on production for the fourth quarter of 2002 (the mill poured its first gold in September 2002).

Current commissioning of the preliminary crushing unit and complementary thickener (C-50) should allow a further increase in ore processing productivity of 10%.

Heap-Leaching

Heap-Leaching is a proven technology that has been successfully used at Pokrovskiy for a number of years. However, in the future the bulk of production from the Pokrovskiy mine will be treated at the new plant and only low grade material will be treated on the existing leach pads. Production for the six months to 30th June 2003 was as planned and at capacity.

The significant difference in heap-leach processing during the period has been the substitution of Merrill-Crowe recovery by resin adsorption (the process used in the new RIP plant). Gold-loaded resin is sent to the desorption circuit of the RIP plant for resin stripping and gold recovery. This new technical approach has improved the quality of gold extraction from the heap-leach solutions and furthermore allowed sidelining of the Merrill-Crowe plant for possible use at Pioneer.

Operations Report continued
six months to 30 June 2003

Operating Costs
Historically, the cold weather in the early months of the year has caused higher production costs for the first half year, compared to those for the full year, because of increased infrastructure, fuel and blasting costs. In 2003 initial teething problems at the new mill and the construction and optimisation of the pit further increased monthly production costs in the first half of the period. However these have decreased in the second half, as the mill settled down, and this facility should reduce seasonality over the longer term.

Production figures for JSCP


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Ounces produced
300
250
200
150
100
50
0
US$/oz
Production
Production cost
Cash cost
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03

The chart shows that costs per ounce increased as production fell but that, now the mill is working at full capacity, costs are tending downwards. July's preliminary results showed a further decrease in costs and increase in production. Cash costs for the period were US$189/oz and total costs US$249/oz.

Exploration and Development Report

POKROVSKIY DEPOSIT
In-Pit exploration
In -pit exploration work for grade control is conducted via trenching, grab sample selection and blast hole sampling.

The volume of samples processed for the period was:

Trench sampling	2,882 linear metres with 1,441 samples selected and analysed;
Grab sampling	660 samples selected and analysed;
Blast hole sampling	1,232 samples selected and analysed.

In addition, 330 grab samples from heap-leach tails were selected and analysed.

Out of pit exploration works
During the first half of 2003 exploration work concentrated on and in the vicinity of the "Molodezhnoye" ore body. Molodezhnoye forms part of the 2004 mine plan but is not part of current reserves. Exploration drilling via columnar drill holes tightened up the drilled area to a grid of 20 by 20 metres.

Total data collected during the six month period:

103 holes drilled with cumulative length of 4,017.7 linear metres;
3,510.8 linear metres were sampled with 2,279 samples selected from which 1,912 samples have been tested.

The encouraging results of this work, together with further drilling being undertaken currently, are expected to result in an increase in the Pokrovskiy reserve base.

Exploration at Molodezhnoye suggests that the high grade material mined in the early years at Pokrovskiy, and produced the cash flow to finance development, continues in the newly defined area and that this could be included in the 2004 mine plan. The projected increase in reserves and resources relates to the definition of the strike of the delineated ore body in the south and eastern directions at a distance of 100 metres. It was found that the southern grades from the drill data vary between 1.1 g/t with the thickness of 20 metres to 22.5 g/t with the thickness of 9.8 metres, whilst to the east grades of up to 50.3 g/t with a thickness of 6.8 metres have been determined. Exploration work in this area is continuing through the second half of the 2003 to delineate the mineralised zone and recalculate increased reserves.

In addition, work is planned during October through to December on the eastern extension of the Ozernoe ore body. Results from this work are expected to be available in time for the year end report.

PIONEER DEPOSIT
In March 2003 the Group received independent confirmation from the State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer. This figure includes Russian Category C2 reserves 1.78 million ounces of which 656 thousand ounces are estimated to be at a grade of 14g/t at Apophysis 1.

Results of exploration work at Pioneer during the period can be summarised as follows:

Bahmut
- The continued presence of the ultra high grade ore has been confirmed, with sampled grades as high as 114.5 g/t.
- Based on the data received from the two drill holes No.203 and No.204, as well as from the previous two (Nos .47 and 59), an ore body was defined into an independent apophysis in a north-eastern direction from Bahmut.
- The new apophysis has a horizontal thickness of 5.9 to 35 metres with the grades on the section of 7.4 to 17.5 g/t accordingly, using a cut off grade for ore body definition of .6 g/t.
- A grid of 40-60 x 40-80 metres was constructed in order to allow mining of a 200 metres section in 2004.

Apophysis 1
- Stripping of Apophysis 1 with trenches every 80 metres and drilling on an 80 x 80 metres grid. This work confirmed the north-eastern direction of Apophysis 1. On the profile of the drill holes No. 203 and 204 an ore body was stripped open to the surface. Drill holes No. 202 (at a 120 metres depth) and drill hole No. 206 (at 220 metres depth) have uncovered primary ore in the same zone. It is expected that ore from this area will be mined in 2004.

Exploration and Development Report continued

Confirmation of forecasts for Uznaya zone

- Trench sampling proved consistent mineralisation (Trenches 319-104).
- Two drill holes (numbers 147 & 148) drilled at an interval of 80 metres intersected the ore body. Hole 147 shows 2 intersections with results varying from 1.4g/t for 20.2 metres and 1.7g/t for 86.1 metres. No. 147 contained grades as high as 19.6g/t. Assay results for Hole 148 have not yet been received but there is visible mineralisation.

Exploration on Flanks of Pioneer

In the opinion of Nicolai Vlasov, Chief Geologist, the most important result of the exploration at Pioneer has been the confirmation of six new ore bodies on the flank of the deposit. This was achieved by shallow 4 metres drilling and 100 metres trenches. These include:

- Apophysis No.3. Samples from these exploration works are not yet processed because analysis was concentrated on Apophysis No.1. However, the physical manifestations of mineralized zone are visually significant.
- the "Geophysiskaya" ore body which strikes to the north east for approximately 1,000 metres. Only 25% of samples from here have been analysed so far and grades vary from 1.2 to 1.4 g/t.
- Five others, identified by shallow drill holes along the high power electricity line on the right of Vostochnii creek. This line has already crossed all of the forecasted ore bodies which are Kulisnaya 1, Kulisnaya 2, Zvezdochka, Listvenichnaya and Berezovaya. Kulisnaya 1 is determined by one drill hole - It is pyritised sandstone and mineralised in veins. Kulisnaya 2 is open with 3 drill holes amongst sandstones with a width of 60 metres. There are quartz-sulphide thin veins amongst the rock. The Listvenichnaya ore body is intersected by 7 drill holes at intervals of 140 metres. This is a zone of streak mineralisation and intensive limonitisation on the contact of diorites and granite-porphyrites. 200 metres lower down the hill, there are artisinal works on alluvial gold in the Vostochnii Creek. 140 metres to the west of the line of holes, is a zone of intensive limonitisation with sericite-quartz massive metasomatites with a thickness of pyrite (the Zvezdochka ore zone). The width of the outflow of this zone is 120 metres and it is opened by 6 drill holes.

TOKUR DEPOSIT

For some time now there has been a strong move to consolidate the gold mining business in Russia both by western and domestic companies and the Company has taken an active part in this process. Acquisition of the Tokur deposit was a part of this process. Tokur is an important gold mining asset in the Amur Region, where the Company's subsidiary Pokrovskiy Rudnik is a major producer, and the acquisition fits well with the Company's programme of non-organic growth. The acquisition was completed in June.

The Tokur Deposit is located some 450 kms from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources of 8.1 million ounces.

Tokur has a developed infrastructure, including roads, electricity, housing and an airport. Furthermore, there is also an experienced labour force.

We have identified two areas of focus for exploration and development work:

- During the second half of 2003, confirmation trenching and drilling is planned for the eastern flank of the deposit's Main Fault. An exploration plan has been prepared for the Razlomnii zone of the Tokur deposit. Appropriate materials have been sent to the Ministry of Natural Resources of the Russian Federation for the geological and ecological examination.
- In March the Group won the tender and received a license to conduct exploration on the flanks of the Tokur deposit. An exploration plan has been compiled and field work, including geophysical and geochemical analysis, on the eastern flank started in August.

OTHER NEW DEPOSITS

In March the Group won the tender and received licenses to conduct exploration at the Voroshilovskoe deposit and the area surrounding the Malomir deposit, located in the north-east of the Amur region.

At this time exploration work-plans are being compiled. Furthermore, the Group hopes that State financing will cover part of the cost of this work.

Exploration and Development Report continued

Malomir surround

- This ore field is located in Selemdgin district of Amur region. It is connected by a highway level road with the nearest BAM railroad station (Fevralsk 110 km) and to another railway station on TransSiberian Railroad (240 km). There is an existing infrastructure, with a substantial labour force and high power electricity lines. The main ore bodies of the deposit are situated in a zone named "Diagonal" – with 94% of the total resources of the deposit are located in this zone. The Diagonal zone has been explored by drilling to a depth of 400 metres. Assay results have shown gold content in parts up to 70 g/t.
- To date the Group has gained the license for the area surrounding Malomir. The Malomir deposit itself is reported to have a total of 5.3 million ounces of reserves and resources

Voroshilovskoye deposit

- This ore field is located in the same region but some 30 km from Malomir. Vein thicknesses vary from 0.03 metres to 0.5 metres with a length of 40-400 metres. Gold content tested varies from 0.2 to 1,092.0 g/t.

Statement of reserves & resources of new deposits

Area	Category (C or P)	Gold (kg)	Content ('000oz)
Voroshilovskoye			
	P1	100,000	3,110

MICROMINE

As discussed in the Group's 2002 Annual Report, MicroMine has been installed at site. Block modelling of the Pokrovskiy deposit was completed on the new computer system at the end of July 2003. This model is currently being analysed and input data corrected to the newest results. The system is at present being used for a degree of monthly mine-planning and is planned for full-scale use for mine-planning and control of all mine works at the beginning of 2004. The 2004 Open-Pit Mine Plan is to be produced via MicroMine software. Since May 2003, MicroMine software is also being used to analyse exploration data from Pioneer.

JOINT VENTURES

Establishment of the Omchak joint venture

In July 2003 PETER HAMBRO MINING PLC completed a deal with OAO Susumanzoloto and OAO Shkolnoe to establish the ZAO Omchak joint venture. Omchak, 50% held by Peter Hambro Mining, owns part of the Shkolnoe and Berelekh gold mining companies – located in the Magadan region in the far north east of the Russian Federation.

Peter Hambro Mining's 50% partner in and operator of Omchak is Mr. Vladimir Khristov. Mr Khristov is a well known gold miner in the Magadan Region. Mr Khristov's group companies have guaranteed a minimum dividend flow to the joint venture for the next 5 years of US$7.2 million. Peter Hambro Mining contributed US$7.2 million in cash following receipt of an independent valuation from Micon and NBL Gold.

Establishment of the Rudnoe joint venture

In August the Group entered into a joint venture with the OAO Soloviovskiy Mine. Soloviovskiy Mine has been operating for 135 years, making it the oldest operating mine in the Amur Region. Since 1994 the mine has been an open joint stock company owned 58% by private individuals. The mine is a series of alluvial operations, currently from 4 license areas. Since inception the mine has produced 140 tonnes of gold (4.3 million ounces) from the deposit and has current reserves of 20 tonnes.

Peter Hambro Mining's subsidiary JSC Pokrovskiy Rudnik and OAO Soloviovskiy Mine each invested a nominal RUR2 million (c.US$65,000) into the joint venture vehicle for their 50% holdings.

The primary aims of the joint venture are exploration and the acquisition of exploration licences and mining works in the region of the Soloviovskiy mine where the company has an existing and substantial infrastructure. The joint venture reinforces Peter Hambro Mining's position as being the dominant gold producer in the region through a formalised relationship with the region's second largest producer (Peter Hambro Mining being the largest).

Corporate Activities

ADR
In July 2003 PETER HAMBRO MINING PLC launched a sponsored American Depositary Receipt programme through the Bank of New York, the largest depositary of ADRs in the US financial markets.

The aim was to make the Company's shares as accessible as possible to international investors, particularly in North America. Additionally it provides an investment vehicle for international funds that suffer restrictions with investing in AIM stocks, but can acquire American Depositary Receipts. Following the launch the Company undertook a short investor road show in New York which was well received.

Capital requirements
Debt refinance
During the first part of the year the Group refinanced its long term borrowing facilities at a significantly reduced rate. To provide construction finance for the Company's operations in 2001 a US$15 million loan facility was drawn down from Sberbank, with an annual interest rate of c.22%. In 2003 the facility was refinanced with US$16 million drawn down from Moscow International Bank at an annual interest rate of 8%.

Equity placing
The company executed two substantial equity market transactions during the period:

- In March 2003, the Company placed a total of 9,596,919 new ordinary shares UK£1.75 per share raising approximately UK£16.8 million before expenses. The two primary purposes of this raising were to fund the cash portion of the Tokur acquisition consideration and to fund the Group's portion of the Omchak joint venture.
- In June the Company issued 6 million shares to the vendors of the Tokur deposit. Canaccord, the Company's nominated advisor and broker, simultaneously placed these shares in the market on behalf of the vendor.

Corporate governance
The Company appointed Peter Hill-Wood as a new Non-Executive Director immediately following the Annual General Meeting on June 12 2003. Mr Hill-Wood, aged 67, is an advisor to Top Technology Ventures Ltd. in Russia and is Chairman of Arsenal Football Club PLC. He was formerly a Vice Chairman of Hambros Bank and Chairman of its Investment Division.

Titanium Division

The Group's titanium assets continue to make significant progress. Ferrostaal, the supplier of the bankable feasibility study, is currently in the final stage of negotiations with a potential supplier of sulphuric acid technology for the production of titanium dioxide pigment. The first stage of the feasibility study is expected at the end of 2003.

At the end of the 2002, the Group created a company in Moscow, Chemalt, trading in titanium dioxide pigment. The purpose of the company is to further develop access to the domestic market for the product. It is likely that Chemalt would act as selling agent for any titanium production of the Group. Chemalt currently trades in the order of 150 tonnes per month of titanium dioxide from the Ukraine. Projected turnover for the next year is c.500 tonnes per month.

Chemalt has also investigated the market for other products that may or may not constitute part of future production. Placing the company as a supply agent for a variety of the raw materials required for production of paper, paint, varnish, plastics and rubber increases its market power and attraction to customers. Titanium dioxide and the by-products (mainly Iron Oxide) of its production are used as colouring agents in these industries.

It remains the Company's view that the interests of the Company's shareholders are best served by the titanium operations operating under a separate company and steps are being taken to ensure that this can be achieved while allowing shareholders to retain their interest in a tax efficient way.

Report of the Independent Accountants to the shareholders of PETER HAMBRO MINING PLC

We have been instructed by the company to review the financial information of PETER HAMBRO MINING PLC for the period ended 30 June 2003 set out on pages 11 to 20 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Accounting Standards Board's Statement on Interim Reports requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information of PETER HAMBRO MINING PLC as presented for the six months ended 30 June 2003.

St. Paul's House,
Warwick Lane, London
EC4P 4BN

MOORE STEPHENS
Registered Auditor
Chartered Accountants

19 September 2003

Summarised Consolidated Profit and Loss Account

for the period ended 30 June 2003

(expressed in US$'000s)

	Note	Six months to 30 June 2003 $'000	Six months to 30 June 2002 $'000	Year to 31 December 2002 $'000
Sales of gold		16,713	7,022	22,774
Sales of titanium dioxide products		841	–	–
Turnover	2	**17,554**	**7,022**	**22,774**
Operating profit		**4,169**	**3,591**	**10,462**
Interest payable and similar charges	4	(1,678)	(1,517)	(1,640)
Other income net of expenditure		404	240	613
Profit on ordinary activities before Taxation		**2,895**	**2,314**	**9,435**
Taxation on profit on ordinary activities	5	(156)	(7)	(639)
Profit on ordinary activities after taxation		**2,739**	**2,307**	**8,796**
Minority interests	13	(83)	(1,175)	(3,692)
Profit retained for the period		**2,656**	**1,132**	**5,104**
Earnings per ordinary share		$0.050	$0.044	$0.159
Diluted earnings per share		$0.047	$0.043	$0.150

The turnover for the period has been generated by the company's subsidiaries OAO Pokrovskiy Rudnik and OOO ChemAlt (2002 – OAO Pokrovskiy Rudnik only). Pokrovskiy Rudnik generated US$5.5 million of operating profit (2002 – US$3.8 million) for the group.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

Summarised Consolidated Balance Sheet

as at 30 June 2003

(expressed in US$'000s)

	Note	30 June 2003 $'000	31 December 2002 $'000	30 June 2002 $'000
Fixed Assets				
Intangible assets				
Goodwill	6	–	17,790	(3,714)
Other intangible assets	6	79,055	3,743	3,907
Tangible assets				
Property, plant and equipment	6, 7	29,308	37,735	34,854
Capitalised exploration and development expenditure		2,816	1,156	1,737
Assets under construction and equipment to be installed		6,404	8,261	5,200
Investments	8	4,395	637	637
		121,978	**69,322**	**42,621**
Current Assets				
Stock and work in progress	9	9,823	7,501	3,119
Debtors		16,296	4,868	4,770
Cash at bank and in hand		27,484	1,388	2,245
		53,603	**13,757**	**10,134**
Creditors, amounts falling due within one year	10	(49,802)	(25,769)	(15,641)
Net Current Assets/(Liabilities)		**3,801**	**(12,012)**	**(5,507)**
Creditors, amounts falling due after more than one year	11	**(17,250)**	**(8,699)**	**(12,316)**
Net Assets		**108,529**	**48,611**	**24,798**
Capital and Reserves				
Share capital	12	1,010	751	433
Share premium	12	85,252	34,636	13,079
Merger reserve		8,755	8,755	–
Contingent reserve on acquisition	12	6,304	–	–
Share incentive reserve		40	40	40
Profit and loss account		6,545	3,889	(83)
Equity shareholders' funds		**107,906**	**48,071**	**13,469**
Minority interests	13	623	540	11,329
		108,529	**48,611**	**24,798**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 19 September 2003

P.C.P. Hambro **P.A. Maslovskiy**

Summarised Consolidated Statement of Cash Flows

for the period ended 30 June 2003

(expressed in US$'000s)

	Note	**Six months to 30 June 2003 $'000s**	Six months to 30 June 2002 $'000s	Year to 31 December 2002 $'000s
Net cash inflow/(outflow) from operating activities	14	**2,034**	(831)	6,890
Net cash outflow from returns on investments and servicing of finance		**(2,055)**	(1,206)	(1,155)
Taxation Paid		**(1,239)**	(7)	(7)
Capital Expenditure and Financial investment		**(17,742)**	(6,656)	(13,514)
Cash Outflow before use of Liquid Resources and Financing		**(19,002)**	(8,700)	(7,786)
Net movement in debt	15, 16	**19,284**	5,985	5,144
Share capital issued		**25,814**	3,599	2,669
Increase in cash at bank and in hand		**26,096**	884	27

Notes to the Summarised Consolidated Financial Statements

for the period ended 30 June 2003

1. PRINCIPAL ACCOUNTING POLICIES
The Company was incorporated on 20 December 2001 under the name Excelsior Corporation plc as part of a planned reorganisation of an existing group headed by Peter Hambro Mining Limited. Subsequent to the formation of the Company, Peter Hambro Mining Limited was renamed Eponymousco Ltd ("Eponymousco") and the Company was renamed PETER HAMBRO MINING PLC. On 17 April 2002 the Company acquired the whole of the share capital of Eponymousco and obtained admission to the London Alternative Investment Market ("AIM").

These events are considered to be a reorganisation of a continuing business. Consequently, the comparative figures of these financial statements have been prepared so as to include the results of the Company and Eponymousco using the accounting polices adopted by Eponymousco in its financial statements for the year to 31 December 2001.

a) Principles of consolidation
The Company has two 100% subsidiaries: Eponymousco and Peter Hambro Mining (Cyprus) Ltd (formerly Plastor Ltd). Plastor Ltd was acquired on 12 June 2003. The results and balances of Eponymousco have been consolidated in these financial statements. Peter Hambro Mining (Cyprus) Ltd acts as a holding company for 100% of the share capital of OOO Tokurskiy Rudnik. The results from acquisition and balances of Peter Hambro Mining (Cyprus) Ltd and Tokurskiy Rudnik have been consolidated in these financial statements.

Eponymousco has one subsidiary, OAO Pokrovskiy Rudnik formerly JSC Pokrovskiy ("Pokrovskiy Rudnik"), a company incorporated in Russia. At 31 December 2002 Eponymousco owned 53.11% of Pokrovskiy Rudnik. The group acquired a further 2% of Pokrovskiy Rudnik on 19 April 2002, an additional 19.89% of Pokrovskiy Rudnik was acquired on 23 July 2002 and a further 22.68% on 19 December 2002 bringing the group's total holding to 97.68%. Pokrovskiy Rudnik has been consolidated in these financial statements.

Pokrovskiy Rudnik has two subsidiaries: OOO Olekminskiy Rudnik ("Olekminskiy Rudnik") (51%), a company incorporated in Russia, which has been consolidated in these accounts, and OOO ChemAlt ("ChemAlt") (100%), a company incorporated in Russia, which has been consolidated in these accounts. Olekminskiy Rudnik is involved in exploring for titanium deposits and ChemAlt is involved in research to collect and analyse market data relating to titanium dioxide and titanium dioxide based products as a preparatory step for the Olekminskiy Project.

The results and balances of ChemAlt were excluded from consolidation in the previous period on the grounds that they were not material to the group. ChemAlt has been consolidated in the current period on the basis that current results and balances are material.

2. TURNOVER
All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

It should be noted that emergence from winter temperatures in Eastern Russia during the first part of the year causes lower heap-leach production than in the second half of the year. However dependence on the heap-leaching operations was reduced following the commissioning of the new plant in September 2002 which allows year-round production.

Notes to the Summarised Consolidated Financial Statements continued

for the period ended 30 June 2003

3. DIRECTORS AND EMPLOYEES

	30 June 2003 $'000	30 June 2002 $'000
Directors' emoluments	**474**	265

Staff costs during the period were as follows:

	30 June 2003 $'000	30 June 2002 $'000
Wages and salaries	**1,928**	1,368
Social security costs	**611**	318
	2,539	1,686

The average number of employees (excluding Directors) of the group during the period was 860 (2002 – 1,218). The Company had five employees (2002 – four).

The emoluments of the highest paid Director for the period were US$174,198 (2002 – US$71,000).

During the year 2002 Pokrovskiy Rudnik established a Reserve Bonus Scheme for senior executives of that company. Under this scheme participants will be awarded freely transferable "scheme units" at the end of each year from 2002 to 2012. These will be awarded at the rate of US$5 (in aggregate) for each ounce of gold added to the designated reserves for the reserve bonus scheme. Payments may be made in cash or may be applied to subscribe for new Ordinary Shares in the Company at the prevailing market price. On 25 February 2003 Pokrovskiy Rudnik received independent confirmation, from Dalgeophysica, of the Group Chief Geologist's revised estimation that the C2 component of the reserves and resources is now 1.78 million ounces. This event triggered a liability in respect of the above scheme to certain senior executives. The total amount of the liability is estimated to be US$8.9 million and is included under non current creditors (Note 11).

4. INTEREST PAYABLE AND SIMILAR CHARGES

	30 June 2003 $'000	30 June 2002 $'000
Finance lease charge	**143**	38
Bank loan interest	**1,259**	1,467
Other loan interest	**276**	12
	1,678	1,517

5. TAXATION

The Company does not anticipate a corporation tax charge for the period as all profits arise in its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. Pokrovskiy Rudnik was the beneficiary of a tax concession that exempted it from Russian profit tax for the year ended 31 December 2001. This concession came to an end during 2002. The Russian profit tax charge for Pokrovskiy Rudnik for the period ended 30 June 2003, based on the tax rate 24% was US$155,916 (2002 – US$6,653).

Notes to the Summarised Consolidated Financial Statements continued

for the period ended 30 June 2003

6. OTHER INTANGIBLE ASSETS

	30 June 2003 $'000
Cost	
At 1 January 2003	6,554
Value of Goodwill reclassified to the cost of the licence of JSCP	17,790
Value of certain tangible assets reclassified to the cost of the licence of JSCP	12,138
Additions as a result of acquisition of a subsidiary	37,396
Addition as a result of Reserve Bonus Scheme	8,900
At 30 June 2003	82,778
Amortisation	
At 1 January 2003	2,811
Charge for the period	912
At 30 June 2003	3,723
Net book value	
At 31 December 2002	3,743
At 30 June 2003	79,055

During the period the Directors carried out a review of the carrying value of tangible assets, intangible assets and goodwill as at 1 January 2003. As a result of this review the Directors decided that the combined carrying value of these assets was reasonable but that an alternative classification would be more appropriate. Since the value of goodwill is entirely attributable to Pokrovskiy Rudnik's license and the difference between the market values of certain tangible assets and their book values can also be attributed to ownership of the license, the carrying value of the license has been restated upwards with a corresponding reduction in goodwill and fixed assets.

7. PROPERTY, PLANT AND EQUIPMENT

In view of the increase in reserves and resources, particularly in respect of the Pioneer deposit, the anticipated life of mining operations has been extended substantially. Accordingly it was considered appropriate to reassess the remaining economic life of certain buildings, constructions and equipment assets and this has been extended from 10 to 20 years. The effect of this is a reduction in the depreciation charge of US$0.4 million for 6 months 2003.

8. INVESTMENTS

	30 June 2003 $'000	31 December 2002 $'000
OOO ChemAlt	**–**	8
Baikal Bank	**659**	629
Kolima Bank	**3,736**	–
	4,395	637

Notes to the Summarised Consolidated Financial Statements continued

for the period ended 30 June 2003

8. INVESTMENTS CONTINUED

The Company and the Group have the following material subsidiaries and other significant investments, which were consolidated in these financial statements.

Principal subsidiary undertakings	Country of incorporation	Principal Activity	Principal Country of Operation	Effective proportion of shares held
Eponymouso Ltd	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
Pokrovskiy Rudnik	Russia	Gold production	Russia	97.7%
Olekminskiy Rudnik	Russia	Titanium production	Russia	50%
ChemAlt	Russia	Titanium trading	Russia	97.7%
Tokurskiy Rudnik	Russia	Gold production	Russia	100%

In May 2003 Pokrovskiy Rudnik acquired 75.73% of the share capital of Kolima Bank. Kolima Bank is a commercial Bank registered in Russia and operating in Magadan and Chukotka regions. It has been agreed that Pokrovskiy Rudnik will resell this holding to ExpoBank in 2004. The Bank was acquired for the purpose of cementing the strategic alliance with Susuman Zoloto, and gaining access to investment opportunities in gold production in the region. Kolima Bank has not been consolidated in these financial statements on the grounds that control will be temporary.

The Group's holding in Baikal Bank was subsequently sold to ExpoBank in July 2003 for its original cost.

9. STOCK AND WORK IN PROGRESS

	30 June 2003 $'000	31 December 2002 $'000
Stores and spares	**2,144**	1,258
Work in progress	**5,564**	5,815
Bullion in process	**1,890**	420
Bullion in stock	**225**	8
	9,823	7,501

10. CREDITORS, AMOUNTS FALLING DUE WITHIN ONE YEAR

	30 June 2003 $'000	31 December 2002 $'000
Trade creditors	**5,751**	1,404
Tax liability	**–**	639
Finance lease liabilities	**917**	997
Note payable	**8,000**	–
Short term loans	**19,086**	12,380
Short term element of long term loans	**9,000**	3,474
Dividend payable to minority interest	**4,574**	4,500
Other creditors including taxation and social security payable	**2,474**	2,375
	49,802	25,769

Notes to the Summarised Consolidated Financial Statements continued

for the period ended 30 June 2003

11. CREDITORS, AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	30 June 2003 $'000	31 December 2002 $'000
Finance lease liabilities	**685**	1,121
Long term borrowing	**7,665**	7,578
Due in respect of Reserve Bonus Scheme	**8,900**	–
	17,250	8,699

12. SHARE CAPITAL

	Company	
Ordinary shares	**30 June 2003 $'000**	31 December 2002 $'000
Allotted, called up and fully paid:		
At the beginning of the period	**751**	–
Issued in exchange of Eponymousco shares	**–**	391
Issued in exchange for 100% holding in Peter Hambro Mining (Cyprus) Ltd	**101**	–
Other new issues	**158**	360
At the end of the period	**1,010**	751

Number of shares (par value £0.01)	**No'000**	No'000
Authorised	**100,000**	100,000
Issued at the beginning of the period	**47,985**	–
Issued in exchange of Eponymousco shares	**–**	24,697
Issued in exchange of 100% holding in Peter Hambro Mining (Cyprus) Ltd	**6,000**	–
Other new issues	**10,014**	23,288
At the end of the period	**63,999**	47,985

During the period 6,000,000 shares in the Company were issued in exchange for the total issued share capital of Peter Hambro Mining (Cyprus) Ltd. A contingent issue of 1,500,000 shares in respect of the acquisition of Peter Hambro Mining (Cyprus) Ltd was accounted as a separate contingent reserve on acquisition.

An additional 417,080 ordinary shares were issued for consideration of £1.30 per share and a further 9,596,919 ordinary shares were issued for consideration of £1.75 per share. As a result of these transactions a share premium of US$50.6 million after commission of US$1.6 million was created.

Notes to the Summarised Consolidated Financial Statements continued

for the period ended 30 June 2003

13. MINORITY INTERESTS

	30 June 2003 $'000	31 December 2002 $'000
At the beginning of the period	**540**	10,623
Minority interest eliminated on acquisition of additional equity in subsidiary undertakings	**–**	(9,275)
Dividends payable	**–**	(4,500)
Minority interest in net profit of subsidiary undertakings	**83**	3,692
At the end of the period	**623**	540

All minority interests are equity interests.

14. NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	30 June 2003 $'000	30 June 2002 $'000
Cash received from customers	**17,554**	7,022
Cash paid to suppliers and employees	**(11,845)**	(4,868)
Other proceeds	**291**	238
Other expenses	**(3,966)**	(3,223)
Net cash inflow/(outflow) from operating activities	**2,034**	(831)

15. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	30 June 2003 $'000
Increase in cash at bank and in hand	26,096
Cash (inflow) from (increase) in debt and lease financing	(19,284)
Change in net debt resulting from cash flow	6,812
Exchange difference	(519)
Movement in net debt in the period	6,293
Net debt at 1 January	(24,162)
Net debt at 30 June	(17,869)

Notes to the Summarised Consolidated Financial Statements continued

for the period ended 30 June 2003

16. ANALYSIS OF NET DEBT

	At 1 Jan. 03	Repaid	Drawdown	Cash Flow	Exchange movement	**At 30 Jun. 03**
Cash in hand and at the Bank	1,388	–	–	26,096	–	**27,484**
Debt due within one year	(15,854)	22,103	(42,095)	–	(240)	**(36,086)**
Debt due after one year	(7,578)	7,192	(7,000)	–	(279)	**(7,665)**
Finance leases	(2,118)	516	–	–	–	**(1,602)**
Total	(24,162)	29,811	(49,095)	26,096	(519)	**(17,869)**

The group held US$3.6 million of Promissory Notes at 30 June 2003. These were acquired for cash management purposes but are included within debtors in the Balance Sheet.

17. POST BALANCE SHEET EVENTS

In July 2003, the company signed an agreement with the Russian companies, Susumanzoloto and Shkolnoe to set up a joint venture gold mining company in the Magadan region of Russia.

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

22nd September 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re Interim Report for the period ended 30 June 2003.

Yours faithfully,

PETER HAMBRO MINING PLC

By: 
/SAMOKHVALOVA A./
IR OFFICER

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

22nd September 2003

PETER HAMBRO MINING PLC

Interim Results for the Six Months ended 30 June 2003

Peter Hambro Mining PLC ("PHM" or "The Company"), today announces interim results for the six months ended 30 June 2003.

Highlights:

- Production from the Pokrovskiy deposit more than doubled. 47.7 thousand ounces produced, compared with 23.6 thousand ounces in the first half 2002.
- Turnover: US$16.7 million, compared with US$7.0 million in 2002.
- Profit after tax: US$2.65 million, compared with US$1.1 million in 2002.
- Cash costs for the new mill now improved to anticipated levels.
- Identification of new high-grade area, Molodeznoye, close to the pit at Pokrovskiy. Grades range between 22.5g/t and 53.3 g/t.
- Continuation of high grade results from further exploration at Pioneer and confirmation of six new ore bodies. Preparation of production plan for early 2004 mining at Apophysis 1.
- Position as leading gold producer in the Amur region further strengthened by acquisition of Tokur, the winning of two new exploration licences and the formation of the new "Rudnoe" Joint Venture
- Potential opportunities in the Magadan region through Omchak joint venture with Susumanzoloto.

Commenting, Peter Hambro, Chairman, Peter Hambro Mining, said:

"The increase in both production and profitability that we have seen in the first half of the year is encouraging and puts us in a good position for the historically stronger second half of the year. Exploration during the period under the review has also been very positive, most specifically with the discovery of new high grades at Pokrovskiy that can be mined next year and six new ore bodies at Pioneer. We are also preparing a production plan for early 2004 mining at Apophysis 1, the high grade area at Pioneer. We have consolidated our position as the leading gold producer in the Amur region and are expanding our exploration potential



Registered Office: 7, Eccleston Street, Belgravia, London SW1W 9LX
Registered in England Number 4343841

there. We continue to look at opportunities in the Magadan region, through our Omchak Joint Venture, which itself has enjoyed a good alluvial production season. I look forward to the rest of the financial year with confidence."

Ends

Enquiries:

Alfia Samokhvalova	PHM	+44 7774 153498
Nicola Davidson / David Simonson	Merlin Financial	+44 207 606 1244

NOTES

Peter Hambro Mining plc - General background information

Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US $ 136 per ounce in 2002. Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35 km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces – including a high grade zone of 635,000 ounces at 14 grammes per tonne.

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450 km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. On this basis, completion of the acquisition takes the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

PETER HAMBRO MINING PLC

Exchange	London AIM
Ticker	POG
Industry	Gold Mining
Geography	UK company with assets in Eastern Russia
Equity	63,998,594 issued shares

PETER HAMBRO MINING PLC ADR

Ticker	POGNY
CUSIP No.	71602M104
Ratio	1 ADR : 2 shares
Type	ponsored Level I ADR
Exchange	OTC

Effective Date	7th July 2003
Sponsoring Depositary Bank	The Bank of New York
Local Custodian	The Bank of New York